
RECEIVED
MAR 0 .. 2007
WASH. D.C.
152
SECTION



SEC ... OMMISSION

07004418

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66434

BD 3/16

FACING PAGE

BEST AVAILABLE COPY

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StoneCastle Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, 14th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Mayers — 212-354-6500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William J. Chan CPA
(Name - *if individual, state last, first, middle name*)

4211 Eighth Avenue	Brooklyn	New York	11232
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Kathy Efrem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneCastle Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathy Efrem
Signature

Financial and Operations Principal
Title

Carl Goodman
Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONECASTLE SECURITIES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions for this filing, see section 240.17a-5(e)(3).*

StoneCastle Securities, LLC

(S.E.C. I.D. No. 8-66434)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

WILLIAM J. CHAN

Certified Pubic Accountant Accounting-Auditing - Bookkeeping - Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 - 1816 Fax:(718) 437 - 3887

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
StoneCastle Securities, LLC
New York, New York

I have audited the accompanying statement of financial condition of StoneCastle Securities, LLC (a wholly-owned subsidiary of Stone Castle Partners, LLC) as of December 31, 2006, and the related statements of operations, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of StoneCastle Securities, LLC. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 08, 2006



STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	
CASH	$ 117,497
DUE FROM PARENT	25,635
TOTAL ASSETS	$ 143,132
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE	$ 9,619
DUE TO AFFILIATES	2,400
MEMBER'S EQUITY	131,113
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 143,132

See notes to financial statements

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES - PRIVATE PLACEMENTS	$ 675,000
EXPENSES:	
Regulatory fees	4,017
Professional fees	116,445
Other expenses	2,323
Total expenses	122,785
NET INCOME	$ 552,215

See notes to financial statements

STONECASTLE SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 552,215
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Increase in accounts payable	9,619
Increase in due to affiliate	1,200
Cash provided by operating activities	563,034
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Distributions	$(500,000)
Cash at beginning of the year	54,463
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2006	$ 117,497

STONECASTLE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

			Total
BALANCE -	January 1, 2006	$	78,898
Net Income			552,215
Capital Distributions			(500,000)
BALANCE -	December 31, 2006	$	131,113

See notes to financial statements.

STONECASTLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

Stonecastle Securities, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company is a wholly-owned subsidiary of Stone Castle Partners, LLC. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition --- Private placement income and related expenses are recognized when earned, pursuant to contractual or other arrangements.

Income Taxes --- The Company does not record a provision for income taxes because its single member reports the Company's income or loss on its income tax return.

Use of Estimates --- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. RELATED PARTY AGREEMENT

Under the terms of an expense sharing agreement between Parent and the Company (the "Agreement"), the Parent shall provide various office and administrative services for a monthly fee of one hundred ($100) payable in arrears. This amount has been determined based upon estimate made by the parties of the value of the goods and services to be provided. Payment shall be made periodically as mutually agreed. The obligation of the Company to pay any such obligation shall be forgiven if such obligation would otherwise cause the Company's net capital to fall below 120% of its minimum net capital requirement under Sec Rule 15c3-1 or if applicable, the Company's aggregate indebtedness would exceed 1200% of its net capital under that rule.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $105,478, which was $100,478 in excess of its required net capital of $5,000.

5. CASH CONCENTRATIONS

The Company maintains its cash in one bank account which at times, may exceed federal insured limits. Because the Company does not carry Funds for its customers, it does not have a special reserve bank account due to its exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934

* * * * * *

STONECASTLE SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

Member's equity	$	131,113
NON-ALLOWABLE ASSET - DUE FROM		25,635
NET CAPITAL	$	105,478
MINIMUM NET CAPITAL REQUIRED (the greater of 5,000 or 6 2/3% of aggregate indebtedness)		5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$	100,478
AGGREGATE INDEBTEDNESS	$	12,019
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.11

There are no material differences between the computation of net capital under Rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2006 Form X -17A-5 Part IIA filing.

STONECASTLE SECURITIES, LLC

Exemption under Section (k)(2)(i) is claimed:

The Company has been exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities were limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

WILLIAM J. CHAN

Certified Pubic Accountant Accounting-Auditing-Bookkeeping - Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 - 1816 Fax:(718) 437 - 3887

February 08, 2007

StoneCastle Securities, LLC.
120 West 45th Street-14th Floor
New York, New York 10036

The Board of Directors and Members
StoneCastle Securities, LLC.

In planning and performing my audit of the financial statements of StoneCastle Securities, LLC. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weakness, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 08, 2007



END